FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2004

Commission File No.	000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated April 2, 2004 ("Always on for push-email access: Siemens and Research In Motion to integrate BlackBerry connectivity solution in mobile phones by Siemens")	4

Document 1

[RIM logo omitted]

News Release

April 2, 2004

FOR IMMEDIATE RELEASE

Always on for push-email access: Siemens and Research In Motion to integrate BlackBerry connectivity solution in mobile phones by Siemens

Munich, Germany and Waterloo, Canada – Siemens mobile, the mobile arm of Siemens AG, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable BlackBerry® connectivity on Siemens mobile phones. Siemens and RIM will work together to provide integrated data connectivity capabilities on Siemens mobile phones using BlackBerry email, calendar and browser applications. Siemens plans to introduce a BlackBerry-enabled handset based on its own 65 platform for mobile phones in the fourth quarter of 2004.

RIM’s BlackBerry Connect™ licensing program will help Siemens enable its wireless phones to connect to email and corporate data applications via BlackBerry Enterprise Server™ using the same secure, push-based wireless architecture and infrastructure that currently supports thousands of companies and government organizations around the world. The companies also intend to work together to enable Siemens mobile phones to connect to BlackBerry Web Client™ services for individuals and smaller businesses.

“We look forward to working with RIM to integrate the BlackBerry experience with our mobile phones,” said Thorsten Heins, President of Mobile Phones within the Information and Communication Mobile group (Siemens mobile). “Our customers want simplicity, power and style all in one device and the unique push-based BlackBerry services will provide users with always-on access to important information.”

“We are pleased to work with Siemens to offer BlackBerry email, calendar and browser applications on Siemens mobile phones,” said Don Morrison, Chief Operating Officer at Research In Motion. “BlackBerry connectivity on Siemens mobile phones will enable users to stay connected with email and other data applications and allow IT departments and carriers to leverage their existing investments in the BlackBerry platform.”

Siemens plans to introduce a BlackBerry-enabled handset based on its 65 platform for mobile phones in the fourth quarter of 2004. The 65 platform is Siemens’ latest platform for mobile phones. The company recently has introduced a variety of phones based on this powerful platform for rich multimedia messaging including digital video and photo capabilities.

Press Contacts: Courtney Flaherty Brodeur Worldwide for RIM 212 771 3637 cflaherty@brodeur.com

Stefan Mueller Siemens 49 89 722 40286 mueller.sm@siemens.com

-more-

Investor Contact RIM Investor Relations 519 888 7465 investor_relations@rim.com

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The Siemens Information and Communication Mobile Group (Siemens mobile) is one of the world’s leading full-line suppliers in the field of mobile communication, offering mobile phones, cordless phones, wireless modules and mobile infrastructure, as well as all radio and switching modules, consulting services and systems integration. The mobile communication arm of Siemens AG markets products and services in more than 120 countries, generating sales of € 10 billion with a workforce of some 26,900 people in fiscal 2003 (September 30). Siemens mobile is the world market leader in prepaid solutions and digital cordless phones. More: www.siemens-mobile.com/press

Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	April 2, 2004	By:	/s/ Angelo Loberto

(Signature)
Angelo Loberto
Vice President, Finance